Exhibit (h)(2)(iii)

NEUBERGER BERMAN ALTERNATIVE FUNDS

CLASS A

ADMINISTRATION AGREEMENT

SCHEDULE B

Compensation pursuant to Paragraph 3 of the Neuberger Berman Alternative Funds Class A Administration Agreement shall be:

(1)	For the services provided to the Class A of a Series and its shareholders (including amounts paid to third parties), 0.26% per annum of the average daily net assets of the Class A of said Series; plus in each case

(2)	Certain out-of-pocket expenses for technology used for shareholder servicing and shareholder communication, subject to the prior approval of an annual budget by the Trust’s Board of Trustees, including a majority of those Trustees who are not interested persons of the Trust or of Neuberger Berman Investment Advisers LLC, and periodic reports to the Board of Trustees on actual expenses.

Date: July 1, 2017